RADICA GAMES LIMITED
                          REPORTS FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
MAY 9, 2003                                          PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the first quarter ended March 31, 2003. The Company reported a net loss for the quarter of $0.6 million or $0.03 per diluted share compared to a net loss of $1.6 million or $0.09 per fully diluted share in the first quarter of 2002.

Total sales for the quarter decreased by $1.5 million to $16.0 million as compared to $17.5 million in Q1 2002. However, Electronic Games revenues increased by $1.5 million to $8.3 million in Q1 of 2003 from $6.8 million in Q1 of 2002, largely offsetting the expected decline in lower margin Manufacturing Services revenues which decreased by $2.1 million to $2.9 million from $5.0 million in Q1 2002. Girl's Electronics revenues were $1.7 million in Q1 2003 as compared to $2.0 million in Q1 2002. Video Game Accessories revenues were $3.2 million for Q1 2003 as compared to $3.7 million for Q1 2002 as a result of a combination of increased sales of VGA in the United States offset by a decrease in European sales due to the launch of Game Boy Advance in Europe during this quarter last year.

Pat Feely, Chief Executive Officer of Radica said " We are pleased with our performance in the first quarter considering the difficult market conditions that resulted from the Middle East conflict. These results reflect the progress we continue to make in our strategies of diversification and cost reduction."

"Looking forward to the rest of the year, it is important to note that retail sales and related purchases of inventory by retailers have still not rebounded to normal levels for this time of year even though the war has ended. As a result, despite the improvement of the first quarter's loss compared to last year, we continue to believe that our first half results will be relatively level with last year and that our opportunities for profit growth during 2003 remain in the second half of the year as was previously mentioned in our Q4 press release. While we are optimistic that a rebound in the marketplace should not be far away, we note that achieving the targeted 10 to 20% profit growth mentioned in our Q4 release will depend upon a steady improvement from current market conditions over the remainder of the year", said Feely.

Gross profit margin for Q1 2003 was 39.0% as compared to 34.9% in Q1 2002 due to a shift in product mix from lower margin manufacturing services revenues and to higher margin business segments.

Operating expenses for the quarter were $7.0 million as compared to $7.4 million in Q1 2002. The decrease in expenditure was as a result of a decrease in advertising expenditures during the quarter due to the later timing of Easter in 2003, reduced amortization costs and reduced R&D costs during the period as part of the on-going benefits derived from the reorganization in 2002.

At March 31, 2003 the Company had $34.8 million of cash and net assets of $74.2 million as compared to $32.7 million and $74.6 million, respectively at December 31, 2002. Total debt stood at $1.8 million at March 31, 2003, a reduction of $0.9 million from $2.7 million at December 31, 2002. Inventories decreased to $19.0 million from $20.4 million at December 31, 2002. Receivables were at $5.5 million at March 31, 2003 as compared to $15.1 million at December 31, 2002 due to normal seasonality.



         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS



(US Dollars in thousands,                          Three months ended March 31,
except per share data)                                2003             2002*
                                                 -------------     -------------
                                                  (unaudited)       (unaudited)
Revenues:
Net sales                                           $16,045            $17,503
Cost of goods sold (exclusive of
  items shown separately below)                      (9,791)           (11,395)
                                                  ----------         ----------
Gross profit                                          6,254              6,108
                                                  ----------         ----------
Operating expenses:
Selling, general and                                 (5,447)            (5,626)
  administrative expenses
Research and development                               (915)            (1,033)
Depreciation and amortization                          (592)              (719)
                                                  ----------         ----------
Total operating expenses                             (6,954)            (7,378)
                                                  ----------         ----------

Operating Loss                                         (700)`           (1,270)
Other income                                             55                 15
Foreign currency gain (loss),                            13               (242)
  net
Net interest income                                      60                  1
                                                  ----------         ----------
Loss before income taxes                               (572)            (1,496)
Provision for income taxes                              (32)               (79)
                                                  ----------         ----------
Net loss                                              $(604)           $(1,575)
                                                  ==========         ==========
Basic and diluted loss per share                     $(0.03)            $(0.09)
                                                  ==========         ==========
Basic and diluted weighted
  average number of common and
  common equivalent shares                        17,842,297         17,667,315
                                                  ==========         ==========

*Reclassified to conform with 2003 presentation.

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS


(US Dollars in thousands,                            March 31,      December 31,
except per share data)                                2003              2002
                                                   -----------      ------------
                                                   (unaudited)

                                     ASSETS
Current assets:
Cash and cash equivalents                          $  34,773          $  32,692
Accounts receivable, net
  of allowances for doubtful
  accounts of $344 ($315
  as at December 31, 2002)                             5,493             15,139
Inventories, net of provision
  of $3,844 ($4,193 as at
  December 31, 2002)                                  18,999             20,385
Prepaid expenses and other current assets              3,934              2,570
Income taxes receivable                                  931                931
                                                   ---------          ---------
         Total current assets                         64,130             71,717
                                                   ---------          ---------
Property, plant and equipment, net                    13,600             14,034
                                                   ---------          ---------
Intangible assets, net                                 9,551              9,551
                                                   ---------          ---------
         Total assets                              $  87,281          $  95,302
                                                   =========          =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short term borrowings                              $     846          $     846
Accounts payable                                       5,547              9,014
Current portion of long-term debt                        913              1,825
Accrued payroll and employee benefits                  2,074              2,753
Accrued expenses                                       3,290              5,840
Income taxes payable                                     342                309
Deferred income taxes                                     79                 79
                                                   ---------          ---------
      Total current liabilities                       13,091             20,666
                                                   ---------          ---------
      Total liabilities                               13,091             20,666
                                                   ---------          ---------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000
  shares authorized, 17,922,052 shares
  outstanding (17,796,131 as at
  December 31, 2002)                                     179                178
Additional paid-in capital                             2,616              2,320
Retained earnings                                     72,342             72,946
Accumulated other comprehensive income                  (947)              (808)
                                                   ---------          ---------
      Total shareholders' equity                      74,190             74,636
                                                   ---------          ---------
      Total liabilities and shareholders' equity   $  87,281          $  95,302
                                                   =========          =========